HSBC

March 2012
Pricing Sheet dated March 30, 2012 relating to
Free Writing Prospectus dated March 20, 2012
Registration Statement No. 333-158385
Filed Pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS

Floating Rate Notes due April 4, 2022

PRICING TERMS – March 29, 2012	
Issuer:	HSBC USA Inc.
Aggregate principal amount:	$627,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see "Commissions and Issue Price" below)
Pricing date:	March 29, 2012
Original issue date:	April 4, 2012 (4 business days after the pricing date)
Maturity date:	April 4, 2022, or if such day is not a business day, the next succeeding business day
Coupon:	The coupon is paid quarterly and will accrue at the applicable coupon rate set forth below. The coupon payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Coupon rate:	With respect to each coupon payment period, a rate per annum equal to the 3-Month LIBOR on the applicable coupon determination date (as defined below) plus 1.35%, subject to the minimum coupon rate and the cap. In no case will the coupon rate for any coupon payment period be less than the minimum coupon rate or greater than the cap. The coupon rate will be reset quarterly on the applicable coupon determination date.
Payment at maturity:	On the maturity date, for each note, we will pay you the principal amount of your notes plus the final coupon.
Coupon payment periods:	After the initial coupon payment period, the period beginning on and including a coupon payment date and ending on but excluding the next succeeding coupon payment date.
Initial coupon payment period:	The period beginning on and including the original issue date and ending on but excluding the first coupon payment date.
Cap:	For the initial coupon payment period, there is no cap. For each coupon payment period after the initial coupon payment period, the coupon rate for the immediately preceding coupon payment period *plus* 0.50%.
Minimum coupon rate:	For the initial coupon payment period, 1.35%. For each coupon payment period after the initial coupon payment period, the coupon rate for the immediately preceding coupon payment period.
3-Month LIBOR:	The London Interbank Offered Rate (British Banker's Association) for deposits in U.S. dollars for a period of three months that appears on Reuters page "LIBOR01", as of 11:00 a.m., London time, on the "coupon determination date," which is the date which is two London Banking Days immediately preceding the beginning of the coupon payment period. For example, we expect that July 2, 2012 (which is two scheduled London Banking Days prior to the scheduled July 4, 2012 coupon payment date) will be the coupon determination date with respect to the coupon payment period commencing on and including July 4, 2012 to but excluding October 4, 2012 . If, on any date the 3-Month LIBOR is to be determined, the 3-Month LIBOR cannot be determined as described above, the calculation agent will determine the 3-Month LIBOR in accordance with the procedures set forth under "Description of Notes—LIBOR Notes" in the accompanying prospectus supplement.
Coupon payment dates:	The 4th calendar day of each April, July, October and January, commencing on July 4, 2012, up to and including the maturity date, provided that if any such day is not a business day, the relevant coupon payment date shall be the next succeeding business day and no additional interest will accrue for the applicable coupon payment period from and after the originally scheduled coupon payment date. If the maturity date falls on a date that is not a business day, payment of the coupon and principal will be made on the next succeeding business day, and no interest will accrue for the period from and after the originally scheduled maturity date.
Specified currency:	U.S. dollars
Indenture and Trustee:	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.
Paying agent:	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
Denominations:	$1,000 / $1,000
CUSIP:	4042K1A78
ISIN:	US4042K1A783
Book-entry or certificated note:	Book-entry
London Banking Day:	A day on which commercial banks are open for business, including dealings in U.S. Dollars, in the city of London, England.
Business day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York provided that, with respect to any coupon payment date, the day is also a London Banking Day.

Floating Rate Notes due April 4, 2022

Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental Information Concerning Plan of Distribution; Conflicts of Interest" in the accompanying free writing prospectus dated March 20, 2012.		
Commissions and Issue Price:	**Price to Public**	**Agent's Commissions[1]**	**Proceeds to Issuer**
Per Note:	$1,000	$15	$985
Total:	$627,000	$9,405	$617,595

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $15.00 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of up to $15.00 for each note they sell. See "Supplemental Information Concerning Plan of Distribution; Conflicts of Interest" on page 7 of the accompanying free writing prospectus.

You should read this document together with the free writing prospectus describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The free writing prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016215/v306394_fwp.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

The Notes:

Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**